UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 12, 2021

NEC Corporation

By:	/s/ Naoko Taniguchi
Name:	Naoko Taniguchi
Title:	General Manager, Legal Division

NEC announces differences between financial forecasts and results

Tokyo, Japan – May 12, 2021 – NEC Corporation (NEC; TSE: 6701) today announced differences between the consolidated financial forecasts announced on January 29, 2021 and results for the fiscal year ended March 31, 2021.

1. Differences between the consolidated financial forecasts and results for the fiscal year ended March 31, 2021 (April 1, 2020 to March 31, 2021)

(In billions of yen)

	Revenue	Operating Profit	Adjusted operating profit	Net profit attributable to owners of the parent	Adjusted net profit attributable to owners of the parent
Previous forecasts (A) (Announced on January 29, 2021)	3,030.0	150.0	165.0	90.0	99.0
Results (B)	2,994.0	153.8	178.2	149.6	165.4
Difference (B)-(A)	△36.0	3.8	13.2	59.6	66.4
Change (%)	△1.2%	2.5%	8.0%	66.2%	67.1%
(Reference) FY ended March 31, 2020 (IFRS)	3,095.2	127.6	145.8	100.0	111.2

2. Reasons for differences in forecasts and results

In terms of consolidated revenue, the Network Services business and Public Infrastructure business exceeded expectations due to the full-scale provision of 5G base stations and demand related to GIGA schools. However, due to worsening market conditions caused by the spread of the new coronavirus, the Enterprise businesses and Public Solutions business fell short of expectations, resulting in a decrease in consolidated revenue from the previous forecast.

Regarding consolidated operating profit and consolidated adjusted operating profit, in addition to improvement in the Network Services business from an increase in sales, gains were also recorded from the sale of land and the sale of subsidiary shares, resulting in an improvement over the previous forecast.

Net profit attributable to owners of the parent and adjusted net profit attributable to owners of the parent improved compared to previous forecasts due to improved consolidated operating profit and reduced tax expenses.

Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which we operate;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in our medium-term management plan;

•	fluctuations in our revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in our relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving our growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in our industry and to commercialize new technologies;

•	intense competition in the markets in which we operate;

•	risks relating to our concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services we provide;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting our intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	our customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet our funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to our pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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